January 6, 2020

David Jeffs
Chief Executive Officer
Live Current Media, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

       Re: Live Current Media Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 000-29929

Dear Mr. Jeffs:

        We issued comments to you on the above captioned filing on December 13, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 21, 2020.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Scott Stringer at 202-551-3272 or Bill Thompson at 202-551-3344 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services